BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
No. 5, Heyi Street, Xigang District
Dalian City, China 116011

July 7, 2011

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BEFUT International Co., Ltd.
Form 10-K for the fiscal year ended June 30, 2010
Form 10-Q for the period ended March 31, 2011
File No. 0-51336

Dear Mr. Decker:

BEFUT International Co., Ltd., a Nevada corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 9, 2011 to Mr. Hongbo Cao, Chief Executive Officer of the Company, with respect to the Form 10-K for the Year Ended June 30, 2010 (the “2010 10-K”) filed on September 28, 2010 and the Form 10-Q for the period ended March 31, 2011 filed on May 13, 2011 (the “10-Q”).   The texts of the Staff’s comments are set forth in italics below, followed by the response of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the 2010 10-K or 10-Q, as applicable.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30. 2010

Item 15.  Exhibits and Financial Statement Schedules
General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:  The Company acknowledges the Staff’s request and will show its proposed disclosures in its responses to the Staff’s comments herein and also in its future filings.

2.
We note your response to comment two from our letter dated May 4, 2011. Notwithstanding the fact that you have no equity investment in Befut Nevada and Befut Hongkong, your parent-only financial statements should reflect an investment in all entities under your control. Your parent-only financial statements should reflect your controlling share of the net assets of all consolidated businesses and also show your share of their net income. In this regard, the parent-only financial statements should show the same stockholders equity for controlling interests and the same net income attributable to controlling interests as presented in your consolidated financial statements. Please show us how you will revise your proposed parent-only financial statements accordingly.

Response:            In response to the Staff’s comment, the Company will revise its future filings to include parent-only financial statements in the Notes to the consolidated financial statements for the year ended June 30, 2010.  The proposed parent-only financial statements will read as follows:

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Balance Sheets

	June 30, 2010	June 30, 2009
Assets
Current assets:
Due from intercompany	107,234	500,000
Total current assets	107,234	500,000

Investment in contractual consolidated subsidiaries	39,447,981	34,288,227

Total assets	$39,555,215	$34,788,227

Liabilities and stockholders' equity
Current liabilities:
Accrued expenses	$100,000	$114,671
Loans from unrelated party	370,000	-
Convertible notes payable	-	500,000
Other current liabilities	59,573
Total current liabilities	529,573	614,671

Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.001 par value, 200,000,000 shares authorized, 29,715,666 and 29,488,341 shares issued and outstanding at Jun 30, 2010 and 2009, respectively	29,716	29,488
Additional paid-in capital	21,838,047	21,708,275
Retained earnings	14,991,346	10,479,170
Accumulated other comprehensive income	2,166,533	1,956,623
Total stockholders’ equity	39,025,642	34,173,556
`
Total liabilities and stockholders' equity	$39,555,215	$34,788,227

See Notes to Financial Statements.

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Statements of Income (Loss)

	For the Years Ended June 30,
	2010	2009

Sales	$-	$-

Cost of sales	-	-

Gross profit	-	-

Operating expenses
General and administrative expenses	307,668	538,192
Total operating expenses	307,668	538,192

Income before provision for income taxes	(307,668)	(538,192)

Provision for income taxes	-	-

Equity in income of subsidiaries	4,512,176	2,259,413

Net income	$4,204,508	$1,721,221

See Notes to Condensed Financial Statements.

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Statements of Cash Flows

For the Year Ended
June 30, 2010
Cash flows from operating activities:
Net Income	$4,204,508
Adjustments to reconcile net income to net cash	-
Provided by (used in) operating activities:
Changes in current assets and current liabilities:
Due from intercompany	392,766
Other current assets	-
Accrued expenses	(14,671)
Other current liabilities	59,573
Total adjustments	437,668
Net cash provided by operating activities	4,642,176

Cash flows from investing activities:
Investment in contractual consolidated subsidiaries	(4,951,247)
Net cash used in investing activities	(4,951,247)

Cash flows from financing activities:
Convertible notes payable	(500,000)
Loans from unrelated parties	370,000
net proceeds from issurance of common stock	228
Additional paid-in capital	129,772
Net cash used in financing activities	-

Effect of foreign currency translation on cash	309,071

Net increase in cash and cash equivalents	-

Cash and cash equivalents at beginning of year	-

Cash and cash equivalents at end of year	$-

See Notes to Financial Statements.

Consolidated Statements of Operations and Other Comprehensive Income, page F-3

3.
We note your response to comment one from our letter dated May 4, 2011.  As previously requested, please tell us the nature of the other income (expenses) of $545,008 for fiscal 2010 and ($432,569) for fiscal 2009. To the extent that a portion of these amounts include costs related to the reverse merger, please confirm that your restated financial statements will reflect the reclassification of these amounts to operating expenses, consistent with your revised treatment in the parent-only financial statements.

Response:	Other income (expense) for the years ended June 30, 2011 and 2009 consists of the following:

	June 30, 2010	June 30, 2009

Sale of unused raw material scraps (copper)	$552,865	$-
Other miscellaneous income	7,857	58,712
Cost s related to reverse merger	-	(491,281)
Total	$545,008	$(432,569)

In response to the Staff’s comment, the Company will reclassify the costs related to the reverse merger as operating expenses in the Company’s financial statements which is consistent with the presentation of such costs in the parent-only financial statements.  Please refer to the Company’s response to comment two above for the presentation of the revised parent-only financial statements.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

Consolidated Financial Statements

Note 11 - Short-Term Bank Loans, page 13

4.
Please revise your future filings to clarify the interest rates associated with the loans acquired during fiscal 2011. For example, you disclose that interest on the loan from Harbin Bank is paid monthly at a variable rate equal to 30% per annum above the floating base interest for loans of the same term issued by the PRC central bank. It is unclear what that variable rate equates to as of March 31, 2011. Please make a similar revision to your discussion of the interest rate on your Long-Term Bank Loans on page 14.

Response:            In response to the Staff’s comment, the Company proposes to revise its future filings to clarify the interest rates associated with the loans acquired during fiscal 2011. The Company proposes to include a revised “Note 11 – Short-term Bank Loans” and “Note 13 – Long-term Bank Loans” to read as follows:

“Note 11 – Short-Term Bank Loans

Short-term bank loans consist of the following:

	March 31,	June 30,
	2011	2010
On September 16, 2009, the Company obtained a loan from Harbin Bank, the principal and accrued interest of which was paid in full by September 15, 2010. The interest was calculated using an annual fixed interest rate of 6.372% and paid monthly. The loan was secured by the Company’s property and equipment.	$-	$2,946,000

On October 30, 2009, the Company obtained a loan from Bank of Dalian, the principal and accrued interest of which was paid in full by October 29, 2010. The interest was calculated using an annual fixed interest rate of 6.903% and paid monthly. The loan was guaranteed by Dalian Fangyuan Financial Guarantee Co., Ltd., an unaffiliated third party.	$-	$2,356,800

On June 25, 2010, the Company obtained a loan from the Bank of East Asia, the principal and accrued interest of which was paid in full by December 25, 2010. The interest was calculated using an annual fixed interest rate of 6.318% and paid monthly. The loan was guaranteed by the Company’s accounts receivables.	$-	$736,500

On September 14, 2010, the Company obtained a loan from Harbin Bank with a maturity date of September 13, 2011. The interest is paid monthly at a variable rate equal to 30% per annum above the floating base interest for loans of the same term issued by the People’s Bank of China, the PRC’s central bank. The average annual interest rate for the three months ended March 31, 2011 was approximately 7.73%. The loan is secured by the Company’s property and equipment.	$3,054,000	$-

On October 21, 2010, the Company obtained a loan from the Dalian Economic Development Zone Xinhui Town Bank with a maturity date of October 20, 2011. The interest is paid monthly at a variable rate equal to 50% per annum above the floating base interest for loans of the same term issued by the People’s Bank of China. The average annual interest rate for the three months ended March 31, 2011 was approximately 8.92%. The loan is secured by the Company’s inventory.	$1,511,730	$-

On November 11, 2010, the Company obtained a loan from the Bank of Dalian with a maturity date of November 10, 2011. The interest is paid monthly at a variable rate equal to 30% per annum above the floating base interest for loans of the same term issued by the People’s Bank of China,. The average annual interest rate for the three months ended March 31, 2011 was approximately 7.73%. The loan is guaranteed by Dalian Zhongdingxin Investment Guarantee Co., Ltd., an unaffiliated third party.	$1,527,000	$-

On November 23, 2010, the Company obtained a loan from the Bank of Dalian with a maturity date of November 22, 2011. The interest is paid monthly at a variable rate equal to 10% per annum above the floating base interest for loans of the same term issued by the People’s Bank of China. The average annual interest rate for the three months ended March 31, 2011 was approximately 6.54%. The loan is guaranteed by Dalian Tiansi Joint Guarantee Co., Ltd., an unaffiliated third party.	$1,527,000	$-

On December 30, 2010, the Company obtained a loan from the Bank of East Asia with a maturity date of June 30, 2011. The interest is paid monthly at a variable rate equal to 30% per annum above the floating base interest for loans of the same term issued by the People’s Bank of China. The average annual interest rate for the three months ended March 31, 2011 was approximately 7.14%. The loan is secured by the Company’s accounts receivables.	$1,527,000	$-

On January 10, 2011, the Company obtained a loan from the Bank of East Asia with a maturity date of July 10, 2011. The interest is paid monthly at a variable rate equal to 30% per annum above the floating base interest for loans of the same term issued by the People’s Bank of China. The average annual interest rate for the three months ended March 31, 2011 was approximately 7.14%. The loan is secured by the Company’s accounts receivables.	$2,290,500	$-

Total	$11,437,230	$6,039,300

Note 13 – Long-Term Bank Loans

Long-term bank loans consist of the following:

	March 31,	June 30,
	2011	2010
On November 2, 2009, Dalian Befut entered into a Loan Agreement with the PRC National Development Bank Joint Equity Corporation (“NDB”) pursuant to which Dalian Befut borrowed RMB100,000,000 (approximately $14,670,000) from NDB (the “Loan”), The term of the Loan is seven years, with a maturity date of November 1, 2016. The interest rate is a variable rate equal to 5% per annum above the floating base interest for loans of the same term promulgated by the People’s Bank of China. The average annual interest rate for the three months ended March 31, 2011 was approximately 6.84%. The Loan was designated to finance the construction of Dalian Befut’s planned specialty cable production lines with a production capacity of 4,000 KM. The Loan was secured by, among other liens, a first priority lien on Dalian Befut’s land use right and its building property ownership and guaranteed by, among other guarantees, Mr. Hongbo Cao and Mr. Tingmin Li, Dalian BEFUT’s two major shareholders.
	$14,964,600	$14,730,000

Total	$14,964,600	$14,730,000

Less: Current portion	763,500	294,600

Total non-current portion	$14,201,100	$14,435,400

Note 22 - Disposal of Subsidiary - Dalian Marine, page 19

5.
Please revise your future filings to more clearly indicate the business purpose surrounding the sale of Dalian Marine from both the perspective of the buyer and the seller. It appears that you transferred Dalian Marine's manufacturing activities to the WFOE. Therefore, it is unclear what remaining activities Dalian Marine would be able to undertake for which an investor would pay $2.6 million. Please supplementally quantify and describe to us the nature of any assets, business contracts, intangibles, or other operational items you transferred to Mr. Fansheng Li in connection with the sale. In addition, please address the nature of the recurring operating losses at Dalian Marine Co. in light of the income from operations for the three and nine months ended March 31, 2011 related to discontinued operations.

Response:            In response to the Staff’s comment, the Company will revise its future filings to more clearly indicate the business purpose surrounding the sale of Dalian Marine from both the perspective of the buyer and the seller.  The Company proposes to revise “Note 22 – Disposal of Subsidiary – Dalian Marine” to its financial statements in its future filings to read as follows:

“Note 22 – Disposal of A Subsidiary – Dalian Marine Co.

On February 21, 2011, the stockholders of Dalian Befut determined to sell Dalian Befut’s 86.6% equity interests in Dalian Marine Co. (“Dalian Marine”), an entity qualified to manufacture marine cables,  as the result of recurring operating losses at Dalian Marine. Dalian Marine has not conducted operating activities since its inception in April 2006, and, as a result, had  incurred annual losses arising from its general and administrative expenses  until it received governmental subsidies in  2010 totaling RMB 1.5 million.

On February 25, 2011, Dalian Befut completed the sale of its 86.6% equity interest to Mr. Fansheng Li, or the purchaser, a noncontrolling shareholder of Dalian Marine prior to the sale and a non-affiliate of Dalian Befut and the Company, for $2,644,764 (RMB17,320,000) in cash.  In connection with the sale, Dalian Marine transferred to WFOE the applicable certifications required to produce marine cables in order for  WFOE to be eligible to manufacture marine cables. Notwithstanding the transfer of certifications, the purchaser, as the new majority shareholder of Dalian Marine, is able to obtain, pursuant to current industry policy in the PRC, new certificates for the manufacture of marine cables and/or wires  from the relevant government(s) within a shorter time frame as compared to forming  a  new entity for  the same purpose.  The assets of Dalian Marine Co. as of the date of disposal consisted primarily of a $3 million receivable from Dalian Befut for the payment made by Dalian Marine on behalf of Dalian Befut for the purchase of the manufacturing facilities used by Dalian Befut; cash of approximately RMB17.8 million (approximately $2.7 million)  representing the registered capital of Dalian Marine; and  income in the  aggregate amount of RMB 1.5 million (approximately $231,900) for the three and nine months ended March 31, 2011, which was mainly comprised of the governmental subsidies received from two local governmental bureaus for  research and development activities with respect to new cable and wire products.

The Company does not expect Dalian Befut’s sale of its entire equity interest in Dalian Marine to have any material impact on the Company’s financial position and operating results  as Dalian Marine did not conduct any manufacturing activities.  Further, Dalian Befut will continue to be WFOE’s OEM manufacturer and WFOE will be authorized to manufacture marine cable for the Company.  The Company recognized a gain of $99,148 on the disposal of Dalian Marine. Such income was treated as an unusual item since it is deemed to be unusual in nature or would be infrequent in occurrence.”

Nine Months Ended March 31, 2011 Compared with Nine Months Ended March 31, 2010

Selling, General and Administrative Expenses, page 24

6.
Please revise your future filings to describe the underlying reasons for the increase in general and administrative expenses during the nine months ended March 31, 2011. Your current discussion provides only a quantification of the change between periods for each subsidiary without providing an explanation for the underlying reasons.

Response:            In response to the Staff’s comment, the Company will revise its future filings to describe the underlying reasons for the increase in general and administrative expenses during the nine months ended March 31, 2011.  Accordingly, the Company proposes to include a revised “Selling, General and Administrative Expenses” section in its MD&A to read as follows:

“Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of salaries and bonuses for sales personnel, advertising and promotion expenses, freight charges, related compensation and professional fees, and amortization expenses. Selling expenses were $334,393 in the nine months ended March 31, 2011, as compared to $48,001 in the nine months ended March 31, 2010, representing an increase of $286,392, or 597%. The increase in selling expenses was mainly due to the increase  in transportation expenses, entertainment expenses and travel expenses, which in line with the increase in our sales. General and administrative expenses were $2,999,048 for the nine months ended March 31, 2011, an increase of $1,237,153, or 70%, as compared to the nine months ended March 31, 2010. The increase of general and administrative expenses was mainly due to the increase in expenses from Dalian Yuansheng, Befut Zhong Xing and WFOE for approximately $420,000, $170,000 and $360,000, respectively, compared to the same period in 2010.  Dalian Yuansheng, in which the Company acquired its equity interests in July 2010, had general and administrative expenses comprised mainly of salary, social insurance, new product inspections  and transportation expenses. The increased expenses from Befut Zhong Xing was mainly due to the increase in transportation expenses and entertainment expenses. The increased expenses from WFOE was mainly due to the manufacturing overhead recorded as general and administrative expense instead of cost of sales since WFOE did not generate any sales in January and February of 2011 and also the increases in salary and social insurance. ”

*                          *                            *

If the Commission has any questions or further comments with respect to the 2010 10-K or 10-Q, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable.  The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Very truly yours,

/s/ Hongbo Cao
Hongbo Cao
Chief Executive Officer